

Muvr Technologies Inc

Financial Statements

For the Period Ended December 31st, 2024

Prepared by:



MUVR TECHNOLOGIES INC

Confidential & Forward-Looking Statements Disclaimer

This document contains confidential and proprietary information intended solely for the recipient. The information herein includes forward-looking statements based on current expectations and projections. Actual results may differ due to market conditions and unforeseen risks. This is not an offer to sell securities, nor a solicitation to buy, and is subject to change. Investors should conduct their own due diligence before making any investment decision.

MUVR TECHNOLOGIES INC

Statement of Comprehensive Income
For the period January 1, 2024 to December 31, 2024

	Amount
Revenue	
Sales	1,235,390
Deposits	8,600
Total Revenue	**1,244,022**
Operating Expenses	
Advertisement & Marketing	(68,648)
Apps & Software	(245,473)
Bank Fee & Charges	(757)
Foods & Drinks	(3,627)
Insurance	(17,391)
IT & Cloud Computing	(56,430)
Legal & Professional Services	(129,031)
Membership & Subscriptions	(27,206)
Oils & Fuels	(2,338)
Online Finance	(8,369)
Payroll Expenses	(813,255)
Platform Fee	(9,215)
Shipping & Postage	(161)
Storage & Logistics	(15,242)
Supplies & Materials	(3,662)
Travel	(23,848)
Utilities	(13,668)
Vehicle Expenses	(5,045)
Web Domain & Hosting	(906)
Total Operating Expenses	**(1,444,273)**
Net Profit	**(200,251)**

MUVR TECHNOLOGIES INC

Profit/Loss Statement
For the period January 1, 2024 to December 31, 2024

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Revenue													
Sales	36,996	68,170	92,673	101,466	113,055	118,089	139,615	133,018	129,165	104,422	92,486	106,234	**1,235,390**
Deposits	4,737	2,199	-	1,664	-	-	-	-	-	-	-	-	**8,600**
Credits & Rewards	-	-	-	-	-	-	-	-	-	-	356	-	**356**
Refunds	-	-	-	-	-	-	-	-	(68)	(25)	(85)	(146)	**(323)**
Total Revenue	**41,733**	**70,369**	**92,673**	**103,130**	**113,055**	**118,089**	**139,615**	**133,018**	**129,097**	**104,397**	**92,757**	**106,088**	**1,244,022**
Operating Expenses													
Advertisement & Marketing	(818)	(1,968)	(3,742)	(4,538)	(4,625)	(4,781)	(5,081)	(8,511)	(8,696)	(8,581)	(8,772)	(8,535)	**(68,648)**
Apps & Software	(13,629)	(15,456)	(16,773)	(17,953)	(19,535)	(20,847)	(22,056)	(22,370)	(25,322)	(23,441)	(24,193)	(23,898)	**(245,473)**
Bank Fee & Charges	(25)	(50)	(93)	(50)	(50)	(50)	(50)	(80)	(79)	(94)	(62)	(74)	**(757)**
Foods & Drinks	(796)	(86)	(276)	(282)	(6)	(503)	(292)	(286)	(293)	(246)	(286)	(275)	**(3,627)**
Insurance	(1,404)	(1,596)	(1,399)	(1,771)	(1,023)	(1,454)	(1,225)	(1,419)	(1,600)	(1,131)	(1,539)	(1,830)	**(17,391)**
IT & Cloud Computing	(2,362)	(3,029)	(3,156)	(3,251)	(3,285)	(5,358)	(3,578)	(7,048)	(5,935)	(6,652)	(6,358)	(6,418)	**(56,430)**
Legal & Professional Services	(4,742)	(5,233)	(6,007)	(12,936)	(15,176)	(18,561)	(19,451)	(9,432)	(9,660)	(9,202)	(9,531)	(9,098)	**(129,031)**
Membership & Subscriptions	(314)	-	(1,400)	(1,589)	(3,546)	(12,144)	(1,368)	(1,277)	(1,455)	(1,433)	(1,403)	(1,277)	**(27,206)**
Oils & Fuels	(171)	(183)	-	(604)	(91)	(162)	(230)	(152)	(220)	(211)	(127)	(188)	**(2,338)**
Online Finance	(565)	(7,000)	-	-	-	(417)	(292)	-	-	-	-	(94)	**(8,369)**
Payroll Expenses	(33,629)	(42,145)	(53,588)	(63,126)	(72,647)	(75,852)	(71,669)	(83,528)	(81,686)	(75,847)	(76,938)	(82,599)	**(813,255)**
Platform Fee	(731)	(829)	(1,325)	(1,069)	(1,156)	(962)	(1,639)	(304)	(300)	(300)	(300)	(300)	**(9,215)**
Shipping & Postage	(16)	(16)	-	-	-	-	-	-	(66)	(33)	(31)	-	**(161)**
Storage & Logistics	(3,842)	(522)	(1,566)	(109)	-	(2,015)	(1,018)	-	(5,032)	(1,138)	-	-	**(15,242)**
Supplies & Materials	(134)	(3)	(1,912)	(236)	(643)	(555)	(7)	-	(172)	-	-	-	**(3,662)**
Travel	(361)	(6)	(2,748)	(2,330)	(2,274)	(2,801)	(328)	(2,633)	(2,724)	(2,392)	(2,741)	(2,510)	**(23,848)**
Utilities	(2,700)	(2,315)	(2,351)	(2,126)	(2,631)	(120)	(125)	(82)	(503)	(294)	(326)	(93)	**(13,668)**
Vehicle Expenses	(485)	(324)	(313)	(386)	(300)	(576)	(427)	(489)	(429)	(431)	(407)	(479)	**(5,045)**
Web Domain & Hosting	(120)	(50)	(44)	(14)	-	(24)	-	-	(345)	(309)	-	-	**(906)**
Total Operating Expenses	**(66,845)**	**(80,810)**	**(96,692)**	**(112,372)**	**(126,989)**	**(147,182)**	**(128,838)**	**(137,610)**	**(144,517)**	**(131,736)**	**(133,014)**	**(137,668)**	**(1,444,273)**
Net Profit	**(25,112)**	**(10,441)**	**(4,019)**	**(9,241)**	**(13,934)**	**(29,092)**	**10,777**	**(4,592)**	**(15,420)**	**(27,339)**	**(40,258)**	**(31,580)**	**(200,251)**

MUVR TECHNOLOGIES INC
Statement of Financial Position
As At December 31, 2024

Assets

Current Assets

Cash & Cash Equivalents	28,422
Total Current Assets	**28,422**

Non - Current Assets

Fixed Assets	-
Total Non - Current Assets	-
Total Assets	**28,422**

Equity

Owner's Contribution	209,021
Owner's Drawings	(8,022)
Profit for the Year	(200,251)
Total Equity	**748**

Liabilities
Current Liabilities

Payables	-
Total Current Liabilities	-

Non- Current Liabilities

Loans	27,674
Total Non- Current Liabilities	**27,674**
Total Liabilities	-
Total Equity & Liabilites	**28,422**

MUVR TECHNOLOGIES INC

Statement of Cash Flow
For the period January 1, 2024 to December 31, 2024

Particulars	$
CashFlow from Operating Activities	
Net Profit	(200,251)
Adjustments: Non Cash Items	
Add: Depreciation	-
Changes in Inventory	-
Changes in Trade Receivables	-
Changes in Trade Payables	-
Changes in Other Payables	-
	(200,251)
Cash from Investing Activities	
Additions in Assets	-
Disposal of Assets	-
Net Cash from Investing Activities	**-**
CashFlow from Financing Activities	
Withdrawals	(8,022)
Owner's Deposits	209,021
Loan Deposits	27,674
Net Cash From Financing Activities	**228,673**
Total Net CashFlow during the Year	**28,422**
Cash at start of the Period	-
Cash at End of the Period	**28,422**